UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form S-8 (File No. 333-203384, 333-203384 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 29, 2026, Check-Cap Ltd. (“Check-Cap”) announced that MBody AI Corp. (“MBody AI”) has expanded its operational footprint to include 9 US States with planned expansion into Florida and California in July 2026 and entered operations in Canada with the hiring of a dedicated General Manager and the launch of its first deployment in Canada.

A copy of the press release announcing this development is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press Release of Check-Cap Ltd., dated June 29, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

By:	/s/ David Lontini
Name:	David Lontini
Title:	Interim Chief Executive Officer

Date: June 29, 2026

2